

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 24, 2018

Brian T. Olsavsky
Chief Financial Officer
Amazon.com Inc.
410 Terry Avenue North
Seattle, Washington 98109

      Re: **Amazon.com Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2017
                Filed February 2, 2018
                File No. 0-22513

Dear Mr. Olsavsky:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          /s/ William H. Thompson

                          William H. Thompson
                          Accounting Branch Chief
                          Office of Consumer Products